L U C I Λ

Hi First name / there ,

We have a ton of updates to kick off the summer:

- We have officially opened our pre-seed round. Click **here** to see our investor deck. My ask? Please click **here** to schedule a chat.
- Lucia has partnered with **SmartFlyer** & **Little Emperors,** officially expanding us internationally into the UK, Europe & Australia
- Grace is named an *Entrepreneur in Residence* at Cornell University's Pillsbury Entrepreneurship Institute (view)
- Today is the 1-year anniversary of Grace & Sarah's exit from their previous company, TripKit (view)

As a reminder, Lucia is a B2B freelance marketplace for the travel industry. Through our human-powered and technology-supported marketplace, we connect the industry with its most valuable asset: people.


SF
LUCIA

Asks:

- We want to chat with **YOU** about our upcoming funding round. Regardless if you're an investor or just well connected, we would like to connect with you about our pre-seed raise.
  - Please click **here** to grab some time together

Looking Ahead:

- We are preparing for our “Superbowl” of the year, Virtuoso Travel Week in Vegas. We are one of Virtuoso's first technology partners attending the conference. Will you be there? Let me know.

Challenges:

- Growth is taking a back seat while I focus on fundraising. While we usually thrive by having a tiny team, it means my role of growth and marketing is not my first priority. That's why we are hoping to close this round as quickly as possible.

June Key Metrics:

- Total Monthly Revenue: $6,117.01 **(+25.18%)**
  - Commissions Revenue: $1,418.01 **(+1.98%)**
  - Subscription MRR: $4,699.00 **(+34.41%)**
- # of Users: 303 **(+2.36%)**
- Churn Rate: 5.11% per month
- Burn Rate: $20,000 per month
- Customer Lifetime Value (CLV): $10,526.86
- Average Purchase Value (APV): $61.31 per request
- Average Purchase Frequency (APF): 1.43 per month
- Average Customer Lifespan (ACL): 120 months

If you helped us with a single intro, sent a relevant podcast or article, or just checked in on us this past month, we're so so grateful.

If you have a moment, **please grab a time with me here** so that I can share more about our funding round. Chat then!

Cheers,
Grace McBride, *CEO of Lucia*

LUCIA

58 Arbor Field Way
Lake Grove, NY 11755, United States